SEC FILE NUMBER	000-31523
CUSIP NUMBER	45071R109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ixia

Full Name of Registrant

Former Name if Applicable

26601 West Agoura Road

Address of Principal Executive Office (Street and Number)

Calabasas, California 91302

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ixia (“Ixia” or the “Registrant”) has determined that it is unable to file with the Securities and Exchange Commission (the “SEC”) its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (the “2014 First Quarter Form 10-Q”) within the prescribed time period. For the reasons discussed below, the Registrant requires additional time to complete the condensed consolidated financial statements as of and for the quarter ended March 31, 2014 that are required to be included in the 2014 First Quarter Form 10-Q.

The Registrant has not yet filed with the SEC its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 (the “2013 Third Quarter Form 10-Q”), its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”) and, as discussed below, certain pending Amendments on Form 10-Q/A (the “Amended Reports”) to its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013 (such 2013 Third Quarter Form 10-Q, 2013 Form 10-K and Amended Reports, collectively, the “Pending Reports”). Due to the impact of the Pending Reports on the presentation of the Registrant’s condensed consolidated financial statements to be included in the 2014 First Quarter Form 10-Q, the Registrant is unable to complete and file the 2014 First Quarter Form 10-Q until such time as the Registrant has completed and filed the Pending Reports.

As previously reported by the Registrant, including in a Form 12b-25 Notification of Late Filing filed with the SEC on November 13, 2013 (the “November 2013 Form 12b-25”), as a result of the resignation on October 24, 2013 of the Registrant’s former President and Chief Executive Officer, the Audit Committee (the “Audit Committee”) of the Registrant’s Board of Directors conducted an investigation that included performing procedures to assess the Registrant’s recording of financial transactions and the corresponding impact on the Registrant’s financial reporting. As the Registrant also reported in the November 2013 Form 12b-25, the investigation needed to be completed prior to the Registrant’s filing with the SEC of its 2013 Third Quarter Form 10-Q.

As reported in the Registrant’s Current Report on Form 8-K filed with the SEC on March 5, 2014 (the “March 2014 Form 8-K”), on February 26, 2014, the Audit Committee completed its investigation and, as a result of the investigation and the Registrant’s own internal accounting review, the Registrant identified certain errors in its revenue recognition practices that affect the timing of the Registrant’s recognition of revenue. The March 2014 Form 8-K includes additional information regarding the results of the investigation.

As subsequently reported in the Registrant’s Current Report on Form 8-K filed with the SEC on April 17, 2014 (the “April 2014 Form 8-K”), after accumulating and evaluating the identified errors, on April 11, 2014, the Registrant’s management and the Audit Committee concluded that the Registrant’s previously issued condensed consolidated financial statements contained in its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013 should no longer be relied upon and should be restated. The Registrant plans to effect the restatements by filing the Amended Reports to amend its Quarterly Reports on Form 10-Q for the affected quarters. The April 2014 Form 8-K includes additional information regarding the restatement.

As of the date of this filing, the Registrant is working diligently to resolve certain discrete accounting matters relating to the Pending Reports and expects that, once it does so, it will be in a position to complete the condensed consolidated financial statements to be included in the Pending Reports and that the Registrant’s current and former independent registered public accounting firms can then complete their reviews and audit, as applicable, of those financial statements. The Registrant plans to complete the Pending Reports as soon as practicable and to file them with the SEC at or about the same time. The Registrant will as soon as practicable thereafter complete and file the 2014 First Quarter Form 10-Q.

Because of the time required for the Registrant to complete and file the Pending Reports, and because the Registrant needs to file the Pending Reports before it files the 2014 First Quarter Form 10-Q, the Registrant requires additional time to complete the 2014 First Quarter Form 10-Q and, in particular, its condensed consolidated financial statements to be included therein.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brent Novak	818	871-1800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The Registrant has not filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 or its Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above, the Registrant is currently completing the restatement of its condensed consolidated financial statements for the quarter ended March 31, 2013. Due to the matters discussed above, the Registrant also has not yet completed its financial close processes or the preparation of its condensed consolidated financial statements for the quarter ended March 31, 2014. For these reasons, the Registrant is not at this time in a position to reasonably estimate all of the significant changes in its results of operations for the quarter ended March 31, 2014 as compared to the quarter ended March 31, 2013. The Registrant currently anticipates, however, that its income from operations for the quarter ended March 31, 2014 will be lower than its income from operations for the quarter ended March 31, 2013 due in part to higher expenses in the quarter ended March 31, 2014 relating to the Registrant’s acquisition of Net Optics, Inc. on December 5, 2013.

FORWARD-LOOKING STATEMENTS

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the expected timing of the Registrant’s completion and filing of the Pending Reports and of the 2014 First Quarter Form 10-Q; that once the Registrant resolves certain discrete accounting matters it will be in a position to complete the condensed consolidated financial statements to be included in the Pending Reports and that the Registrant’s current and former independent registered public accounting firms will thereafter be in a position to complete their reviews and audit, as applicable, of those financial statements; and regarding the Registrant’s anticipated results of operations for the quarter ended March 31, 2014 as compared to the quarter ended March 31, 2013. In some cases, such forward-looking statements can be identified by terms such as may, will, should, expect, plan, believe, estimate, predict, or the like. Such forward-looking statements reflect the current intent, belief and expectations of the Registrant’s management and are subject to risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in the forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other factors, the risk that information set forth herein may change materially before the Registrant completes and files the Pending Reports and the 2014 First Quarter Form 10-Q; the risk that the Registrant may identify additional issues or considerations that relate to or affect the filing of the Pending Reports and of the 2014 First Quarter Form 10-Q, such as additional errors in accounting practices that would require additional adjustments to the Registrant’s previously issued financial statements; and, with regard to the forward-looking statements in Part IV(3) hereof, the Company’s completion of its financial close processes and condensed consolidated financial statements for the quarter ended March 31, 2014 and of its restated condensed consolidated financial statements for the quarter ended March 31, 2013. Factors that may cause future results to differ materially from our current expectations also include those identified in our Annual Report on Form 10-K for the year ended December 31, 2012 and in our other filings with the SEC. All forward-looking statements contained herein are based on information available to the Registrant as of the date hereof, and the Registrant undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

Ixia

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 13, 2014	By	/s/ Brent Novak
Brent Novak
Acting Chief Financial Officer and Vice President, Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.